UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)

BARNES & NOBLE, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

067774109
(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Mr. Peter J. Eichler, Jr.
Aletheia Research & Management, Inc.
100 Wilshire Boulevard, Suite 1960
Santa Monica, CA 90401
(310)-899-0800

April 20, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [  ].

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 067774109	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of above persons. Aletheia Research & Management, Inc., IRS No. 95-4647814
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,381,168 shares of Common Stock
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,381,168 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,381,168 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.59%
14.	TYPE OF REPORTING PERSON (See Instructions) IA

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.001 par value per share (the “Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Issuer”). The Issuer maintains its principal executive office at 122 Fifth Avenue, New York, New York 10011.

Item 2.	Identity and Background.

(a)          This statement is filed by Aletheia Research & Management, Inc., a California corporation (“Aletheia”), with respect to shares of the Issuer’s Common Stock held by managed accounts over which Aletheia has discretionary authority and through partnerships with respect to which Aletheia serves as general partner. Peter J. Eichler, Jr. is the Chief Executive Officer of Aletheia.

(b)-(f)    Aletheia filed an initial Schedule 13D for an event of November 30, 2009 (the “Initial Schedule”), an Amendment No. 1 for an event of January 8, 2010, an Amendment No. 2 for an event of January 25, 2010, an Amendment No. 3 for an event of January 31, 2010, an Amendment No. 4 for an event of May 18, 2010, an Amendment No. 5 for an event of September 9, 2010, an Amendment No. 6 for an event of October 19, 2010, and an Amendment No. 7 for an event of December 17, 2010 (collectively, the “Previous Amendments”). Except to the extent set forth in this Amendment, the information in the Initial Schedule and Previous Amendments remains unchanged. The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 8) shall not be construed to be an admission by Aletheia that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

Aletheia owns 6,381,168 shares of the Issuer’s Common Stock on behalf of managed accounts and partnerships with respect to which Aletheia serves as general partner. Such managed accounts and partnerships have collectively paid $121,586,129 from their working capital for such shares.

Item 5.	Interest in Securities of the Issuer.

(a)          The number of shares of the Issuer’s Common Stock and the percentage of the outstanding shares (based upon 60,247,771 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended January 29, 2011) directly or indirectly beneficially owned by the Reporting Person is as follows:

		Percentage of
Name	Number of Shares	Outstanding Shares

Aletheia	6,381,168	10.59%

(b)          Aletheia has sole power to vote and sole power to dispose or to direct the disposition of 6,381,168 shares of the Issuer’s Common Stock.

(c)          See Appendix 1 annexed hereto.

(d)          Certain persons have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer’s Common Stock included in this statement. No such person individually has the right to receive dividends or proceeds relating to shares of the Issuer’s Common Stock constituting more than 5% of the class of the Issuer’s Common Stock.

(e)          Not applicable.

Signatures

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2011

ALETHEIA RESEARCH & MANAGEMENT, INC.

By:	/s/ Peter J. Eichler, Jr.
Peter J. Eichler, Jr.
Chief Executive Officer

APPENDIX I
TRANSACTIONS IN BARNES & NOBLE, INC.
COMMON STOCK - LAST 60 DAYS

Trade Date	Number of Shares Purchased	Purchase Price	Average Share Price for Purchases	Number of Shares Sold	Sales Price	Average Share Price for Sales

02/22/11	55	914	16.62	87,499	1,460,870	16.70
02/23/11	2,719	40,179	14.78	7,435	110,897	14.92
02/24/11	11,496	162,886	14.17	1,370	19,450	14.20
02/25/11	7,582	104,385	13.77	290	4,008	13.82
02/28/11	14,157	190,244	13.44	3,882	52,060	13.41
03/01/11	4,548	58,086	12.77	1,315	17,063	12.98
03/02/11	902	11,646	12.91	5,176	65,796	12.71
03/03/11	24,141	308,132	12.76	28,870	367,529	12.73
03/04/11	1,317	16,543	12.56	580	7,105	12.25
03/07/11	480	5,705	11.89	470	5,457	11.61
03/08/11	20,775	241,486	11.62	130	1,475	11.34
03/09/11	1,312	15,575	11.87	475	5,527	11.64
03/10/11	179	2,135	11.93	703	8,223	11.70
03/11/11	926	10,963	11.84	0	0
03/14/11	129	1,403	10.88	2,690	28,713	10.67
03/15/11	4,457	45,399	10.19	35	359	10.27
03/16/11	1,587	15,632	9.85	0	0
03/17/11	15,256	142,817	9.36	0	0
03/18/11	1,732	16,266	9.39	5	47	9.43
03/21/11	745	7,113	9.55	1,655	15,344	9.27
03/22/11	0	0		5	45	9.10
03/23/11	8,555	77,835	9.10	175	1,582	9.04
03/24/11	40	370	9.24	820	7,576	9.24
03/25/11	6	55	9.24	3,940	36,245	9.20
03/28/11	2,495	24,668	9.89	195	1,898	9.74
03/29/11	718	9,648	13.44	290	2,802	9.66
03/30/11	549	5,344	9.73	805	7,846	9.75
03/31/11	0	0		259	2,434	9.40
04/01/11	501	4,707	9.40	18,085	166,707	9.22
04/04/11	35	315	9.00	240	2,141	8.92
04/05/11	620	5,861	9.45	1,135	10,429	9.19
04/06/11	170	1,595	9.38	175	1,636	9.35
04/07/11	0	0		5	48	9.64
04/08/11	2,009	18,662	9.29	3,471	33,372	9.61
04/11/11	1,615	15,076	9.33	290	2,676	9.23
04/12/11	0	0		215	1,947	9.06
04/13/11	1,611	14,739	9.15	260	2,358	9.07
04/14/11	254	3,720	14.65	3,052	27,414	8.98
04/15/11	377	3,463	9.19	10,183	92,935	9.13
04/18/11	935	8,227	8.80	6,145	53,479	8.70
04/19/11	5,116	44,500	8.70	197,820	1,968,149	9.95
04/20/11	0	0		225,016	2,279,362	10.13
04/21/11	734	7,544	10.28	272,512	2,794,216	10.25